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GARY E. THOMPSON DIRECT DIAL: 804 • 788 • 8787 EMAIL: gthompson@hunton.com

October 16, 2015

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn:	Jay Ingram, Legal Branch Chief

David Korvin, Staff Attorney

Mindy Hooker, Staff Accountant

Kevin Stertzel, Staff Accountant

Re:	Stock Building Supply Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 25, 2015

File No. 333-206421

Ladies and Gentlemen:

On behalf of our client, Stock Building Supply Holdings, Inc. (“SBS” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2015 (the “Comment Letter”), with respect to the above-referenced filing. SBS has also revised its Registration Statement on Form S-4, as amended (the “Registration Statement”), in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.

In addition to the electronic filing, we are delivering a hard copy of this letter, along with two (2) courtesy copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on September 25, 2015.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment. All page references in our responses correspond to pages in Amendment No. 2.

Securities and Exchange Commission

October 16, 2015

General

1.	We note your response to comment two in our letter dated September 11, 2015. Please ensure that the proxy card is marked as “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(b) of the Securities Exchange Act.

Response: In response to the Staff’s comment, a revised version of the SBS proxy card has been filed with Amendment No. 2. (Exhibit 99.3)

Risks Relating to BMC, page 46

2.	Given the significant nature of the reversal of your allowance for deferred tax assets in 2014 and your recent return to pre-tax loss in the six months ending June 30, 2015, please revise your filing to include a risk factor which discusses how and why changes in your deferred tax asset valuation allowance may impact your financial statements.

Response: In response to the Staff’s comment, the Company has added a new risk factor captioned “Changes in the valuation allowance for BMC’s deferred tax assets may materially impact its financial statements.” (Page 45)

Opinion of BMC’s Financial Advisor, page 94

3.	We note your revised disclosure in response to comment 20 in our letter dated September 11, 2015. Please disclose the compensation paid to Goldman Sachs by SBS, Gores, and Davidson Kempner Capital Management LLC during the past two years.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 97-98)

Material U.S. Federal Income Tax Considerations, page 110

4.	We note your supplemental response to comment 23 in our letter dated September 11, 2015. Given that the disclosure within your registration serves as the tax opinion and that Exhibit 8.1 will be filed to confirm the prospectus disclosure, please revise your prospectus disclosure to set forth the “customary factual assumptions” that KPMG relied upon for purposes of rendering the opinion. For further guidance, see Section III.B.2 of Staff Legal Bulletin 19.

Response: Exhibit 8.1 has been filed with Amendment No. 2. In response to the Staff’s comment, the disclosure has been revised. (Exhibit 8.1; Pages 109-111)

Securities and Exchange Commission

October 16, 2015

Bonus, page 198

5.	We note your revised disclosure in response to comment 21 in our letter dated September 11, 2015. Please expand upon how Mr. Alexander’s annual cash incentive was determined. For example, please disclose the threshold, target, and maximum budgeted EBITDA goals for fiscal year 2014. Additionally, please briefly describe Mr. Alexander’s individualized performance goals.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 197-198)

Notes to the Consolidated Financial Statements

12. Income Taxes, page F-22

6.	We reviewed the information you provided us regarding the reversal of your valuation allowance for the deferred tax asset in 2014. In order for investors to better understand the facts and circumstances related to the reversal, please revise your filing to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the second quarter of 2014, and continue to conclude through the second quarter of 2015, that it was more likely than not your deferred tax asset would be realized in future periods. Your disclosures should address:

•	Your basis for determining it is more likely than not that your deferred tax asset will be realized;

•	Any uncertainties that may affect the ultimate realization of the deferred tax asset;

•	Your intention to continue to evaluate the realizability of your deferred tax asset on a quarterly basis;

•	The minimum amount of taxable income you will be required to generate to realize the deferred tax asset;

•	The significant assumptions underlying your projections which are the basis for your expected ability to generate the minimum amount of taxable income required;

•	A sensitivity analysis which addresses how potential changes in your significant assumptions would impact ability to generate the sufficient amount of taxable income required;

•	The historical relationship between your pre-tax income and taxable income, and;

•	Expirations of your Federal and state net operation loss carry-forwards by more discrete time periods.

Additionally, please ensure you include updated disclosures for the quarter ended June 30, 2015

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 163, 165, 175, F-11, F-24, F-25, F-40 and F-41)

Securities and Exchange Commission

October 16, 2015

*        *        *

In connection with responding to the Staff’s comments, SBS hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SBS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	SBS may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at (804) 788-8787.

Sincerely,

/s/ Gary E. Thompson
Gary E. Thompson

cc:	Mr. Peter C. Alexander, Building Materials Holding Corporation
Sean D. Rodgers, Esq., Kirkland & Ellis LLP
C. Lowell Ball, Esq., Stock Building Supply Holdings, Inc.
Douglas S. Granger, Esq., Hunton & Williams LLP